Exhibit 99.1
Qiao Xing Universal Repurchases USD25 Million of Convertible Notes
     HUIZHOU, Guangdong, China, Sept. 16 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that as of September 2, 2008, the Company had repurchased USD25 million of convertible notes (Convertible Notes) from DKR SoundShore Oasis Holding Fund Ltd and CEDAR DKR Holding Fund Ltd (The Investors).
     Upon the Investors’ request to redeem the Convertible Notes via Redemption Notices, the Company swiftly made available and wired USD25 million to the Investors within 11 business days as of the Redemption Date (August 17, 2008).
     Mr. Wu Ruilin, Chairman of XING, commented, “I think that the redemption is of mutual interest to both the Investors and the Company. The cash used for the redemption was from our cash deposit. Despite of the redemption, the Company still has sufficient cash to cover our current operation.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. XING’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd. (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 16, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:
     Rick Xiao
     Qiao Xing Universal Telephone, Inc.
     Tel: +86-752-282-0268
     Email: rick@qiaoxing.com
SOURCE: Qiao Xing Universal Telephone, Inc.